SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-14267

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

REPUBLIC SERVICES 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REPUBLIC SERVICES, INC.
110 S.E. 6th St.
Fort Lauderdale, Florida 33301

REPUBLIC SERVICES
401(K) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

TOGETHER WITH REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2002

REPUBLIC SERVICES
401(K) PLAN

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Management of Republic Services, Inc.:

     We have audited the accompanying statements of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP

Fort Lauderdale, Florida June 13, 2003

REPUBLIC SERVICES
401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2002 and 2001

	2002	2001

Investments, at Fair Value:
Mutual Funds	$23,932,274	$22,340,262
Collective Trust Funds	20,074,686	16,891,445
Republic Services, Inc. Common Stock	8,819,919	6,489,271
Loan Fund	5,691	18,018
Cash	52,815	225,236

Total Investments	52,885,385	45,964,232

Contributions Receivable:
Employee	184,260	305,239
Employer	645,648	527,520

Total Contributions Receivable	829,908	832,759

Total Assets	53,715,293	46,796,991

Liabilities:
Excess Contributions Payable	367,072	8,628

NET ASSETS AVAILABLE FOR BENEFITS	$53,348,221	$46,788,363

The accompanying notes to financial statements are an integral part of these statements.

REPUBLIC SERVICES
401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2002

Additions:
Transfers into Plan from Acquired Company Plans	$2,522,013

Contributions —
Employee	9,670,784
Employer	2,620,880

Total Contributions	12,291,664

Investment Income (Loss) —
Dividend and Interest Income	1,220,052
Net Depreciation in Fair Value	(4,221,443)

Total Investment Loss	(3,001,391)

Total Additions	11,812,286

Deductions:
Participant Distributions	5,251,461
Plan Expenses	360
Other Deductions	103
Conversions Out	504

Total Deductions	5,252,428

Net Increase	6,559,858
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	46,788,363

End of Year	$53,348,221

The accompanying notes to financial statements are an integral part of this statement.

REPUBLIC SERVICES
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

(1) DESCRIPTION OF PLAN:

(a) General

     The following description of the Republic Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan.

     The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the “Company”). The Plan is a defined contribution plan commonly known as an Internal Revenue Code (“IRC”) section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company is the designated administrator of the Plan.

     Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.

     In the event the Plan is terminated, each participant will receive a benefit equal to the value of the participant’s interest in their account as of the date of the distribution. Each participant will have the option of receiving a lump-sum distribution or rolling over their distributions into an Individual Retirement Account.

(b) Eligibility

     Employees are eligible to participate in the Plan when they are at least 18 years of age and have completed three months of employment. Enrollment provisions allow for weekly entry dates by all eligible employees.

(c) Contributions and Funding Policy

     Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 25% and 15% of eligible compensation in 2002 and 2001, respectively, as defined. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2002, each eligible participant could contribute up to $11,000 and participants over 50 years of age could make catch-up contributions, subject to other applicable IRC limitations. The Plan also allows for rollovers of vested contributions from previous employers’ qualified plans.

     During 2002 and 2001, an employer matching contribution of 50% of the amount contributed by each participant up to 4% of the employee’s salary was made. This contribution is made by the Company to all participants who are employees on the last day of each calendar quarter and are credited with at least one year of service at that time. The employer match is generally made in shares of the Company’s common stock. The employer matching contribution for 2002 and 2001 is $2,620,880 and $2,236,697, respectively, which was paid in stock of the Company and is included in the accompanying financial statements. Participants are allowed to sell their investment in the Company’s common stock and reinvest the proceeds in any of the other Plan’s investment options. The Company did not make any discretionary contributions to the Plan during 2002 or 2001.

     Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of investment income. The Plan provides for immediate vesting of all contributions plus actual earnings thereon.

(d) Investments

     The Company entered into an agreement whereby Merrill Lynch Trust Company (the “Trustee”) has been appointed the Trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan’s Benefits Committee and participant investment elections.

     The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 5).

(e) Payment of Benefits

     In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant’s account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.’s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

     The Plan’s investments in mutual funds and Republic Services, Inc. common stock are stated at fair value as determined by quoted market prices for these securities on national securities exchanges. The Plan’s investments in collective trust funds are stated at fair value as determined by the Trustee. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.

Reclassifications

     Certain amounts in the 2001 Statement of Net Assets Available for Benefits have been reclassified to conform to the 2002 presentation.

(3)  INVESTMENTS:

     The investments of the Plan as of December 31, 2002 and 2001 are as follows:

	2002		2001

Mutual Funds —
Alger Growth Retirement Portfolio	$1,494,682		$1,332,014
Franklin Small-Mid Cap Growth Fund	3,306,599	(a)	3,815,048	(a)
Ivy International Fund	1,229,113		1,322,877
Oakmark Select II Fund	6,581,857	(a)	7,271,565	(a)
Pilgrim International Value Fund	613,170		508,999
PIMCO Total Return Fund	7,427,623	(a)	5,591,541	(a)
State Street Research Aurora Fund	1,375,894		1,097,269
Van Kampen Growth & Income Fund	1,903,336		1,400,949

Total Mutual Funds	23,932,274		22,340,262

Collective Trust Funds —
Merrill Lynch Retirement Preservation Trust	15,601,426	(a)	11,715,796	(a)
Merrill Lynch Equity Index Trust	4,473,260	(a)	5,175,649	(a)

Total Collective Trust Funds	20,074,686		16,891,445

Republic Services, Inc. Common Stock	8,819,919	(a)(b)	6,489,271	(a)(b)
Loan Fund	5,691		18,018
Cash	52,815		225,236

Total Investments	$52,885,385		$45,964,232

(a)	Investment amount represents more than 5% of the Plan’s net assets as of December 31 of the Plan year.
(b)	Non-participant-directed investment and participant-directed investments in Republic Services, Inc. common stock.

     During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated), net in value by $(4,221,443) and $208,961, respectively, as follows:

	2002	2001

Mutual Funds	$(4,756,072)	$(632,686)
Republic Services, Inc. Common Stock	534,629	841,647

Net Appreciation (Depreciation) in Fair Value	$(4,221,443)	$208,961

(4) NON-PARTICIPANT-DIRECTED RECEIVABLES AND INVESTMENTS:

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed receivables and investments is as follows:

	As of December 31,

	2002	2001

Net Assets:
Employer Contribution Receivable	$645,648	$527,520
Republic Services, Inc. Common Stock	8,819,919	6,489,271

	$9,465,567	$7,016,791

Year Ended
December 31, 2002

Changes in Net Assets:
Contributions —
Employee	$212,234
Employer	2,620,880
Net appreciation in fair value	534,629
Other receipts	18,764
Participant distributions	(628,510)
Plan expenses	(82)
Other deductions	(15,955)
Net transfers to participant-directed investments	(293,184)

$2,448,776

(5) TRANSFERS INTO PLAN:

     The 401(k) plans of certain companies acquired by the Company are periodically converted into the Plan, with the related employees becoming participants. All of the assets of these plans are transferred at fair value and invested in the Plan based upon the employees’ former account balances by investment type. For the Plan year ended December 31, 2002, $2,522,013 of Plan assets are reflected as transfers into the Plan from acquired company plans in the accompanying statement of changes in net assets available for benefits.

(6) BENEFIT DISTRIBUTIONS:

     In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s account.

     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $39,440 and $200,841 at December 31, 2002 and 2001, respectively. Such amounts are included in net assets available for benefits at December 31, 2002 and 2001 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan’s Form 5500 reflects such amounts as liabilities of the Plan in accordance with IRC guidelines.

(7) PARTY-IN-INTEREST TRANSACTIONS:

     Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays substantially all fees and expenses of the Plan, which primarily consist of legal, administrative and accounting fees. Fees and expenses paid directly by the Company were $171,046 and $120,173 in 2002 and 2001, respectively.

(8) INCOME TAX STATUS:

     The Plan has received a determination letter from the Internal Revenue Service dated September 11, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.I.N.: 65-0716904
Plan #: 001

REPUBLIC SERVICES
401(K) PLAN

Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2002

Description	Shares	Cost	Market Value

*Merrill Lynch Retirement Preservation Trust	15,601,426	$15,601,426	$15,601,426
*Merrill Lynch Equity Index Trust	71,401	5,572,163	4,473,260
Alger Growth Retirement Portfolio	178,363	1,990,623	1,494,682
Franklin Small-Mid Cap Growth Fund	150,642	4,398,997	3,306,599
Ivy International Fund	75,175	1,500,126	1,229,113
Oakmark Select II Fund	277,599	7,453,205	6,581,857
Pilgrim International Value Fund	59,589	719,025	613,170
PIMCO Total Return Fund	696,122	7,336,126	7,427,623
*Republic Services, Inc. Common Stock	420,397	8,285,420	8,819,919
State Street Research Aurora Fund	53,329	1,622,843	1,375,894
Van Kampen Growth & Income Fund	133,193	2,111,354	1,903,336
Loan Fund (interest rates ranging from 9.25% to 10.50%)	5,691	5,691	5,691
Cash	N/A	52,815	52,815

Total		$56,649,814	$52,885,385

*	Represents a party-in-interest to the Plan.

E.I.N.: 65-0716904
Plan #: 001

REPUBLIC SERVICES
401(K) PLAN

Schedule H, Line 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2002

	Number of		Purchase	Selling	Asset	Net
Investment Description	Transactions	Shares	Price	Price	Cost	Gain/(Loss)

Category (iii) Series of Securities Transactions in Excess of 5% of the Current Value of Plan Assets –
Purchases:
Republic Services, Inc. Common Stock	68	132,842	$2,534,726	N/A	$2,534,726	N/A
Sales:
Republic Services, Inc. Common Stock	435	41,588	$658,227	$820,902	$658,227	$162,675

Note:	Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% or more of the quoted value of Plan assets at the beginning of the Plan year for non-participant-directed investments. There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2002.

Exhibit Index

Exhibit
Number	Description

23.1	Consent of Ernst & Young LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of James E. O’Connor, Chairman and Chief Executive Officer of Republic Services, Inc. and Tod C. Holmes, Senior Vice President and Chief Financial Officer of Republic Services, Inc. and Chairperson of the Benefits Committee of the Republic Services 401(k) Plan.

SIGNATURE

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Services 401(k) Plan

(Name of Plan)

	By:	/s/ Tod C. Holmes

	Title:	Chairperson of the Benefits Committee of the Republic Services 401(k) Plan

Date: June 26, 2003